UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37351

National Storage Affiliates Trust

(Pelican Merger Sub I, LLC, as successor by merger to National Storage Affiliates Trust)

(Exact name of registrant as specified in its charter)

c/o Pelican Merger Sub I, LLC

2811 Internet Boulevard

Frisco, Texas 75034
(469) 649-9486
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, $0.01 par value per share

Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share

Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On July 22, 2026, National Storage Affiliates Trust merged with and into Pelican Merger Sub I, LLC, at which time the separate corporate existence of National Storage Affiliates Trust ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pelican Merger Sub I, LLC (as successor by merger to National Storage Affiliates Trust) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 3, 2026	Pelican Merger Sub I, LLC, as successor by merger to National Storage Affiliates Trust

By:	/s/ Steven C. Babinski
Name:	Steven C. Babinski
Title:	Assistant Secretary